Exhibit 99.4

PRESS RELEASE

Greenfire Resources Announces Management Changes

CALGARY, ALBERTA – August 7, 2025 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”) today announced the appointment of Travis Belak as Vice President, Finance. Mr. Belak brings approximately 15 years of experience in upstream oil and gas financial reporting, corporate planning, tax, and treasury. He was most recently Corporate Controller at HWN Energy. In his new role, Mr. Belak will be Greenfire’s most senior financial professional, reporting directly to Colin Germaniuk, President. He succeeds Tony Kraljic, who departed from his role as Chief Financial Officer. The Company thanks Mr. Kraljic for his contribution to Greenfire.

In addition, the Company is also pleased to announce that Mark Andreas has been appointed Vice President, Development, Gord Trainor has been appointed Vice President, Geosciences and Jeremie Batias has been appointed Vice President, Reservoir Engineering. All three individuals bring demonstrated track records of technical capability and leadership to their new roles.

Mr. Andreas has over 15 years of experience in oil and gas, including 12 years spent in SAGD at MEG Energy. He received his Bachelor of Science in Engineering at the University of Saskatchewan and is a registered professional engineer with the Association of Professional Engineers and Geoscientists of Alberta.

Mr. Trainor has over 25 years of experience in the oil and gas industry, with the most recent 15 years spent in SAGD, including as the Chief Operating Officer at Conacher Oil and Gas from 2019-2024. He received his Bachelor of Science from Brock University and is a registered professional geologist with the Association of Professional Engineers and Geoscientists of Alberta.

Mr. Batias has over 20 years of experience in oil and gas, including 12 years spent in SAGD, primarily at Total Energies and ConocoPhillips. He received his Masters in Engineering and Fluid Mechanics at Grenoble INP - UGA and is a registered professional engineer with the Association of Professional Engineers and Geoscientists of Alberta.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com